UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

TEXAS PACIFIC LAND TRUST

(Name of Issuer)

Sub-Share Certificates in Certificates of Proprietary Interest, par value $0.16 2/3 each

(Title of Class of Securities)

882610108

(CUSIP number)

Malcolm F. MacLean IV

c/o Mercury Real Estate Advisors LLC

100 Field Point Road

Greenwich, CT 06830

(203) 869-9191

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 24, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☒

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 882610108	13D	Page 2 of 12 pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Mercury Real Estate Advisors LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 203,350 8 SHARED VOTING POWER —0— 9 SOLE DISPOSITIVE POWER 203,350 10 SHARED DISPOSITIVE POWER —0—

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 203,350
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.3%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO – Limited Liability Company

*	All percentage ownership reported in this Schedule 13D is based on 2,177,475 sub-share certificates in certificates of proprietary interest outstanding, as reported by the Issuer (as defined below) in its 10-Q, filed with the Securities and Exchange Commission on August 8, 2005.

CUSIP No. 882610108	13D	Page 3 of 12 pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) David R. Jarvis
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 203,350 8 SHARED VOTING POWER —0— 9 SOLE DISPOSITIVE POWER 203,350 10 SHARED DISPOSITIVE POWER —0—

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 203,350
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.3%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 882610108	13D	Page 4 of 12 pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Malcolm F. MacLean IV
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 203,350 8 SHARED VOTING POWER —0— 9 SOLE DISPOSITIVE POWER 203,350 10 SHARED DISPOSITIVE POWER —0—

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 203,350
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.3%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 882610108	13D	Page 5 of 12 pages

Item 1. Security and Issuer.

This statement relates to sub-share certificates in certificates of proprietary interest, par value $0.16 2/3 each (the “Shares”) of Texas Pacific Land Trust (the “Issuer”). The principal executive offices of the Issuer are located at 1700 Pacific Avenue, Suite 1670, Dallas, Texas 75201.

Item 2. Identity and Background.

(a) This statement is being filed by the following persons: Mercury Real Estate Advisors LLC, a Delaware limited liability company (“Advisors”), David R. Jarvis, an individual (“Mr. Jarvis”), and Malcolm F. MacLean IV, an individual (“Mr. MacLean” and collectively with Advisors and Mr. Jarvis, the “Reporting Persons”). Advisors is the investment advisor of the following investment funds that hold the Shares reported herein: Mercury Special Situations Fund LP, a Delaware limited partnership; Mercury Special Situations Offshore Fund, Ltd., a British Virgin Island company; Silvercrest Real Estate Fund (International), a class of the Silvercrest Master Series Trust, a Cayman Islands unit trust; Silvercrest Real Estate Fund, a class of the Silvercrest Master Series Trust, a Cayman Islands unit trust; Mercury Real Estate Securities Fund LP, a Delaware limited partnership; Mercury Real Estate Securities Offshore Fund, Ltd., a British Virgin Island company; and Silvercreek SAV LLC, a Delaware limited liability company (collectively, the “Funds”). The Shares to which this Schedule 13D relates are owned directly by the Funds. Messrs. Jarvis and MacLean are the managing members of Advisors.

(b) The business address of each of the Reporting Persons is c/o Mercury Real Estate Advisors LLC, 100 Field Point Road, Greenwich, CT 06830.

(c) The principal business of Advisors is providing investment management services to the Funds. The principal occupation of each of Messrs. Jarvis and MacLean is serving as a managing member of Advisors.

(d) During the past five years, none of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the past five years, none of the Reporting Persons has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violations with respect to such laws.

(f) Advisors is a Delaware limited liability company. Each of Messrs. Jarvis and MacLean is a United States citizen.

CUSIP No. 882610108	13D	Page 6 of 12 pages

Item 3. Source and Amount of Funds or Other Consideration.

The total amount of funds required by the Reporting Persons to acquire the Shares was $24,163,557.70. Each of the Funds used its own assets to purchase such Shares, which may at any given time include funds borrowed in the ordinary course in their margin accounts.

Item 4. Purpose of Transaction.

This Schedule 13D is being filed pursuant to Rule 13d-1(e) under the Securities and Exchange Act of 1934. The Reporting Persons have previously filed a Schedule 13G on January 6, 2005 to report the acquisition of the Shares. On October 24, 2005 and contemporaneous with the filing of this Schedule 13D, the Reporting Persons sent a letter to the General Agent of the Issuer (the “Letter”). A copy of the Letter is attached hereto as Exhibit A and is incorporated herein by reference.

Item 5. Interest in Securities of the Issuer.

(a) and (b) As of the date hereof, Mercury Special Situations Fund LP, Mercury Special Situations Offshore Fund, Ltd., Silvercrest Real Estate Fund (International), Silvercrest Real Estate Fund, Mercury Real Estate Securities Fund LP, Mercury Special Situations Offshore Fund, Ltd. and Silvercreek SAV LLC owned beneficially 82,234, 89,691, 18,407, 4,138, 323, 100 and 8,457 Shares, respectively, representing approximately 3.8%, 4.1%, 0.8%, 0.2%, 0.01%, 0.005% and 0.4%, respectively, of the sub-share certificates in certificates of proprietary interest, par value $0.16 2/3 each, of the Issuer outstanding as reported in publicly available information.

As of the date hereof, Advisors, in its capacity as investment advisor of the Funds, may be deemed to be the beneficial owners of 203,350 Shares, constituting 9.3% of the 2,177,475 sub-share certificates in certificates of proprietary interest, par value $0.16 2/3 each, of the Issuer outstanding as reported in publicly available information.

As of the date hereof, Mr. Jarvis, in his capacity as a Managing Member of Advisors, may be deemed to be the beneficial owners of 203,350 Shares, constituting 9.3% of the 2,177,475 sub-share certificates in certificates of proprietary interest, par value $0.16 2/3 each, of the Issuer outstanding as reported in publicly available information.

As of the date hereof, Mr. MacLean, in his capacity as a Managing Member of Advisors, may be deemed to be the beneficial owners of 203,350 Shares, constituting 9.3% of the 2,177,475 sub-share certificates in certificates of proprietary interest, par value $0.16 2/3 each, of the Issuer outstanding as reported in publicly available information.

(c) Information with respect to all transactions in the Shares beneficially owned by the Reporting Persons that were effected during the past sixty days is set forth in Exhibit B attached hereto and incorporated herein by reference.

(d) Not applicable.

CUSIP No. 882610108	13D	Page 7 of 12 pages

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except as otherwise set forth in this Schedule 13D, none of the Reporting Persons has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or voting of any securities of the Issuer, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guaranties of profits, division of profits or loss or the giving or withholding of proxies.

Each of the Funds from time to time may enter into and unwind cash settled equity swap or other similar derivative transactions with respect to the Shares. These arrangements do not and will not give the Reporting Persons voting or investment control over the Shares to which these transactions relate and, accordingly, the Reporting Persons disclaim beneficial ownership of any such Shares.

Item 7. Material to be Filed as Exhibits.

The following documents are filed as exhibits to this Schedule 13D:

Exhibit A	Letter to the General Agent of Texas Pacific Land Trust, dated October 24, 2005.

Exhibit B	Schedule of Transactions in Shares of the Issuer.

Exhibit C	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Exchange Act of 1934, as amended.

CUSIP No. 882610108	13D	Page 8 of 12 pages

EXHIBIT INDEX

Exhibit A	Letter to the General Agent of Texas Pacific Land Trust, dated October 24, 2005.

Exhibit B	Schedule of Transactions in Shares of the Issuer.

Exhibit C	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Exchange Act of 1934, as amended.

CUSIP No. 882610108	13D	Page 9 of 12 pages

SIGNATURES

After reasonable inquiry and to the best of his, her or its knowledge and belief, each of the persons signing below certifies that the information set forth in this statement is true, complete and correct.

Date: October 24, 2005	MERCURY REAL ESTATE ADVISORS LLC

/s/ Malcolm F. MacLean IV Signature

Malcolm F. MacLean IV, Managing Member
Name/Title

/s/ Malcolm F. MacLean IV Signature

/s/ David R. Jarvis Signature

CUSIP No. 882610108	13D	Page 10 of 12 pages

Exhibit A

MERCURY REAL ESTATE ADVISORS LLC

100 Field Point Road

Greenwich, Connecticut 06830

October 24, 2005

Texas Pacific Land Trust

Attn: Roy Thomas, General Agent

1700 Pacific Avenue

Suite 1670

Dallas, TX 75201

Dear Mr. Thomas:

As you know, Mercury Real Estate Advisors LLC and its affiliates (“Mercury”) have been shareholders of Texas Pacific Land Trust (the “Company”) for almost two years. While we have been satisfied shareholders, we believe it is now important to accelerate the erratic and reactive pattern of land sales by the Company.

Strategically, we are disappointed with the Company’s passive nature in selling its land holdings. As long-time observers of and investors in real estate markets, we firmly believe that now is a time to be a seller of real estate. Real estate is a cyclical business and we do not believe prices currently being achieved in sales will be bettered in the near future. As such, aggressively attempting to sell real estate, either directly or through brokers, would be beneficial to shareholders of the Company. This is particularly important for the portion of the Company’s non-ranch land holdings closer to cities. The proceeds of these additional land sales should be used to immediately repurchase the Company’s undervalued shares.

We believe that the Company is trading at a significant discount to its liquidation value. At the current common share price of $121.25, the Company’s irreplaceable 976,089 acres of Texas land are valued at only $270 per acre. This figure also attributes no value to the $22.8 million of net cash and other assets on the Company’s balance sheet or its valuable perpetual royalty interest in an additional 470,000 acres of Texas land. At these extraordinarily compelling levels of valuation, we urge you to also use a substantial portion of the approximately $10 million of idle cash and cash equivalents on the balance sheet to repurchase shares in order to maximize shareholder value.

Our investment management firm is a value investor in public real estate companies. We believe that it is in the best interest of all shareholders for management to be good stewards of shareholder capital. We believe that more aggressively selling the Company’s valuable land holdings and repurchasing Company shares at a discount to its liquidation value should clearly be of the highest priority.

We look forward to discussing this matter with you in the near future.

Sincerely yours,

MERCURY REAL ESTATE ADVISORS LLC

/s/ David R. Jarvis	/s/ Malcolm F. MacLean IV
Chief Executive Officer	President

CUSIP No. 882610108	13D	Page 11 of 12 pages Exhibit B
Schedule of Transactions in Shares of the Issuer During the Past 60 Days
Mercury Special Situations Offshore Fund, Ltd.
Date of Transaction	Quantity Purchased(Sold)(1)	Price/Share ($)(2)
8/30/2005	158	177.0100
9/15/2005	500	166.5100
10/03/2005	100	150.5100
10/04/2005	629	148.0100
10/06/2005	(1,227)	145.0197
10/07/2005	(196)	146.4738
10/11/2005	1,800	131.5905

Mercury Special Situations Fund LP
Date of Transaction	Quantity Purchased(Sold)(1)	Price/Share ($)(2)
8/30/2005	42	177.0100
10/03/2005	200	150.5100
10/04/2005	371	148.0100
10/11/2005	200	131.5905

Silvercrest Real Estate Fund (International)
Date of Transaction	Quantity Purchased(Sold)(1)	Price/Share ($)(2)
8/19/2005	(1,500)	168.9829
10/11/2005	(1,100)	137.3029
10/12/2005	2,000	119.7550

Silvercreek SAV LLC
Date of Transaction	Quantity Purchased(Sold)(1)	Price/Share ($)(2)
10/11/2005	(300)	137.3028
10/21/2005	(800)	119.8288

Mercury Real Estate Securities Offshore Fund, Ltd.
Date of Transaction	Quantity Purchased(Sold)(1)	Price/Share ($)(2)
8/22/2005	198	172.5100
10/03/2005	(700)	153.1500
10/06/2005	(373)	145.0197
10/10/2005	(200)	139.9441

Mercury Real Estate Securities Fund LP
Date of Transaction	Quantity Purchased(Sold)(1)	Price/Share ($)(2)
8/22/2005	102	172.5100
10/03/2005	(400)	153.1500
10/06/2005	(800)	145.0197
10/07/2005	(104)	146.4738

CUSIP No. 882610108	13D	Page 12 of 12 pages

Exhibit C

Joint Filing Agreement

In accordance with Rule 13d-1(k) under the Securities and Exchange Act of 1934, the persons or entities named below agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Shares of the Issuer and further agree that this joint filing agreement be included as an exhibit to this Schedule 13D. In evidence thereof, the undersigned, being duly authorized, have executed this Joint Filing Agreement as of October 24, 2005.

MERCURY REAL ESTATE ADVISORS LLC

/s/ Malcolm F. MacLean IV Signature

Malcolm F. MacLean IV, Managing Member
Name/Title

Malcolm F. MacLean IV
Signature

David R. Jarvis
Signature